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                            November 5, 2021

       Michael Rolnick
       Chief Executive Officer
       Chain Bridge I
       100 El Camino Real, Ground Suite
       Burlingame, California 94010

                                                        Re: Chain Bridge I
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-254502

       Dear Mr. Rolnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 Filed November 1, 2021

       Exhibits

   1.                                                   Reference is made to
Exhibit 23.1. Please amend to file a consent signed by your
                                                        independent registered
public accounting firm.
 Michael Rolnick
FirstName LastNameMichael  Rolnick
Chain Bridge I
Comapany 5,
November  NameChain
             2021     Bridge I
November
Page 2    5, 2021 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara L. Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jocelyn Arel